P.E.
12-31-01

Citizens Financial Corp.

AMERICA'S PROMISE
THE ALLIANCE FOR YOUTH
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Citizens National Bank
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4690 5800 0100
JOHN DOE
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2001 ANNUAL REPORT

Citizens
Financial
Corp.

PO Box 1519, Elkins, WV 26241-1519
Tel. (304) 636-4095

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD APRIL 20, 2002

TO THE STOCKHOLDERS OF CITIZENS FINANCIAL CORP.:

Notice is hereby given that the Annual Meeting of Stockholders of Citizens Financial Corp. will be held in the lobby of the Citizens National Bank of Elkins, 211-213 Third Street, Elkins, West Virginia, on Saturday, April 20, 2002, at 11:00 A.M., for the purpose of voting on the following matters:

1. To fix the maximum number of Directors at nine (9).

2. To elect four (4) Directors to serve a full three year term expiring in 2005. The nominees are: Max L. Armentrout; Raymond L. Fair; John F. Harris; and L. T. Williams.

   In addition to the foregoing nominees, the following five (5) persons presently are serving as members of the Board of Directors, for terms to expire in the year indicated for each member: Robert N. Alday (2003); William J. Brown (2004); Edward L. Campbell (2004); Cyrus K. Kump (2003); and Robert J. Schoonover (2004).

3. To conduct such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record as of the close of business on March 6, 2002 are entitled to notice and to vote at the meeting.

I urge you to sign and date the enclosed proxy and return it at once in the enclosed envelope. Proxies may be revoked at any time prior to the voting thereof.

By Order of the Board of Directors.

Sincerely,

Leesa M. Harris

Leesa M. Harris
Secretary

March 14, 2002

PROXY

CITIZENS FINANCIAL CORP.

ANNUAL MEETING OF STOCKHOLDERS-SATURDAY, APRIL 20, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CITIZENS FINANCIAL CORP.

John A. Yeager, Carl Antolini, Jr., and Harriet E. Shaw, or any of them, each with all the powers and discretion the undersigned would have if personally present, are hereby appointed to represent the undersigned, with full power of substitution, at the Annual Meeting of Stockholders of Citizens Financial Corp. to be held on April 20, 2002 (including any adjournments or postponements thereof), and to vote all shares of stock of Citizens Financial Corp. which the undersigned is entitled to vote on all matters that properly come before the meeting, subject to any directions indicated in the boxes below.

This Proxy shall be voted as follows (MANAGEMENT RECOMMENDS A VOTE " FOR" EACH OF THE FOLLOWING):

1. FIX THE MAXIMUM NUMBER OF DIRECTORS AT NINE (9)

❑ FOR ❑ AGAINST ❑ ABSTAIN

2. ELECTION OF FOUR (4) CLASS 3 DIRECTORS (To serve three-year terms until the Annual Meeting of Stockholders to be held in April, 2005)

❑ FOR ALL NOMINEES LISTED BELOW ❑ AGAINST ALL NOMINEES LISTED BELOW

(INSTRUCTION: To vote against any individual nominee, strike a line through the nominees's name in the list below)

Max L. Armentrout
Raymond L. Fair
John F. Harris
L. T. Williams

3. In the discretion of the Proxy representatives, to vote with respect to other matters that may come before the meeting or any adjournment thereof.

THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED, IF NO DIRECTIONS TO THE CONTRARY ARE INDICATED IN THE BOXES PROVIDED, THE REPRESENTATIVES WILL VOTE " FOR" THE ABOVE LISTED PROPOSALS.

DATED this___________ day of __________________, 2002 (Please date this Proxy).

____

Signature of Registered Owner

____

Signature of Registered Owner

Number of Shares Held:_________

When signing as attorney, executor, administrator, trustee, or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.

PLEASE DATE AND SIGN THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

Citizens Financial Corp.

A Message to Our Shareholders

To Our Shareholders:

We are pleased to present you with Citizens Financial Corp.'s annual report for the year 2001. As we do so, we'd like to recognize those who were lost in our nation's tragedies of September 11, express our condolences to their families and friends, thank those who came to their aid, and offer support to our military personnel for protecting our freedom. We are indeed proud, that when faced with such serious challenge, America has responded by showing her true character.

Each of us has a role to play in responding to this challenge. As a member of the banking and financial services sector, Citizens Financial Corp.'s role is to help maintain our nation's economic strength. We have done this well, by continuing to make loans needed for the betterment of local businesses and residents, by providing safe and attractive savings and investment choices, and by satisfying the insurance and financial planning needs of those within our market area. As a result, we've enjoyed a very successful year with earnings of $1,904,735 being our highest ever. Deposits increased by $10,233,064 to $131,751,935, also our highest level ever. Total loans increased $6,295,363 reaching a new high of $108,576,628 while our capital base remains extremely strong by any measure rising to its highest level ever of $19,022,347. We also established new highs for earnings per share of $2.93 and dividends per share of $1.30. In fact, 2001 marked our tenth consecutive year of dividend increases. For a complete review of our financial position and earnings performance, we invite you to read the financial statements and management's discussion contained in this report.

We recognize that some of our success may be the result of customers turning to the safety provided by banks like Citizens when faced with falling stock values and threats to our nation's security. This, too, is part of our role - to be here when our customers need us. But we've also achieved success as a result of our decisions to serve a broader marketplace and to provide more services. Our introduction of debit cards, fixed rate mortgage loans and additional insurance services during 2001 were warmly welcomed by many customers old and new. And our expansions into Grant and Pocahontas Counties, undertaken in 2000, are producing positive results. In January, 2002 our efforts to expand will continue with the opening of a branch in Marlinton, West Virginia, followed by the establishment of an ATM in Parsons, West Virginia.

As we enter 2002, we continue to strive to become the financial service provider most able to satisfy the banking, investment, insurance and wealth management needs of those in our market area. Doing so will preserve and build our customer base, improve relationships, and overcome competitive threats. While the level of success we've achieved to this point is most gratifying, we eagerly look forward to the challenges that lie ahead and to more record performances. Of course, this will only be possible through the efforts of many fine people. So we thank our Board of Directors for their leadership, our employees for their dedicated, hard work, our customers for their patronage, and our shareholders for their continued confidence and support. In closing, we wish everybody peace and prosperity in the coming year and invite you to stop by any of our locations and see for yourself what a difference Citizens Financial Corp. can make.

Sincerely,

Max L. Armentrout
Chairman of the Board

Robert J. Schoonover
President and Chief Executive Officer

Financial Statement Responsibility

The financial statements contained in this report are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company maintains a system of internal accounting controls and procedures which provides reasonable assurance as to the reliability of the financial records as well as the safeguarding of assets against loss from unauthorized use or disposition. The internal auditor systematically performs audits of operations, reviews procedures, monitors adherence to bank policies and submits written audit reports to the Audit Committee. This process provides reasonable assurance that the system of internal accounting controls and procedures operates effectively. The internal auditor, regulatory authorities and the independent certified public accountants have full access to the Audit Committee to discuss any appropriate matters.

Independent accountants provide an objective review of management's discharge of its financial responsibilities relating to the preparation of the financial statements. The independent accountant's report is based on an audit performed in accordance with auditing standards generally accepted in the United States of America. This report expresses an informed judgment as to whether management's financial statements present fairly, in conformity with accounting principles generally accepted in the United States of America, the Company's financial position, results of operations and cash flows.

Thomas K. Derbyshire, CPA
VP/Treasurer

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents the significant changes in the financial condition and results of operations of Citizens Financial Corp. and its subsidiaries, Citizens National Bank of Elkins, and Citizens Financial Services, LLC, for the periods indicated. This discussion and analysis should be read in conjunction with the Company's 2001 Annual Report to Shareholders and Form 10-K. Since the primary business activities of Citizens Financial Corp. are conducted through the Bank, this discussion focuses primarily on the financial condition and operations of the Bank. This discussion may contain forward looking statements based upon management's current expectations. Such forward looking information may involve uncertainties including those associated with interest rates, the general economic environment, regulations, competitive changes, and other risks. The Company does not undertake to update such forward looking statements that may be made. When provided, forward looking information is intended to assist readers in understanding anticipated future operations and are included pursuant to applicable safe harbor provisions of the Private Securities Litigation Reform Act of 1995; actual results may differ. Amounts and percentages used in this discussion have been rounded.

Results of Operations

Earnings Summary

For the second consecutive year the Company has realized record earnings. Net income of $1,905,000 in 2001 exceeded the $1,889,000 earned in 2000 and $1,101,000 earned in 1999. On a per share basis, earnings were $2.93 in 2001, $2.90 in 2000, and $1.67 in 1999. The return on average assets for the three years, respectively, was 1.20%, 1.31%, and .80% while the return on average equity was 10.29%, 11.45%, and 6.65%.

The 2001 results benefited from growth in the earning asset base, strong net interest income and rising noninterest income. Unusually high loan charge offs caused income in 1999 to fall below typical levels. These and other factors influencing the Company's results of operations and financial condition are addressed in the following sections of this report.

Net Interest Income

Net interest income is the primary component of Citizens' earnings. It is the difference between interest and fee income generated by interest earning assets and interest expense incurred to carry interest bearing liabilities. The Bank attempts to maximize net interest income by determining the optimal product mix in light of current and expected yields on assets, cost of funds and economic conditions while maintaining an acceptable degree of risk.

Among the primary factors which impact net interest income are changes in the balance sheet composition and interest rates. Both of these factors changed significantly over the 1999-2001 period with earning assets growing by more than 14% while the rising interest rate environment of 2000 was followed by falling rates in 2001. Despite these changes, Citizens maintained a superior net interest margin of 4.88% in 2001, 5.01% in 2000, and 4.81% in 1999 on tax-equivalent net interest income of $7,320,000, $6,930,000 and $6,300,000, respectively.

The increase in net interest income in 2001 is mainly due to an increase in earning assets of $11.6 million and loans specifically. However, the falling interest rates caused the yield on earning assets to decrease 21 basis points to 8.00% which ultimately caused the drop in the net interest margin. This effect was partly offset by an 11 basis point drop in the cost of interest bearing liabilities to 3.85%.

In 2000 the Bank also benefited from rising levels of earning assets. Unlike 2001, however, both the yield on earning assets and the cost of interest bearing liabilities increased by 38 and 23 basis points, respectively. With this spread between earnings on assets and the cost of liabilities becoming wider, net interest margin increased.

Citizens ability to maintain its level of net interest income is crucial to its financial performance. Key variables to managing net interest income, as well as the methods used to do so, are discussed in the Interest Rate Sensitivity portion of this report.

Noninterest Income

Noninterest income includes all revenues not included in interest and fee income related to earning assets and is becoming increasingly important to Citizens earnings. Total noninterest income of $1,131,000 in 2001 is up from $979,000 in 2000 and $701,000 in 1999. As a percentage of total income, noninterest income was 8.7%, 8.1% and 6.5%, respectively.

Much of the increase in 2001, including those in service fees and insurance commissions, reflects an increase in the Bank's customer base following the addition of two new branch facilities during 2000. Significant increases totaling $119,000 occurred in minimum balance fees, overdraft fees, and ATM fees. Brokerage fees also increased by approximately 26% in 2001 reflecting strong annuity sales particularly in the first half of the year. Continuing sluggish markets may cause lower revenues in 2002, however. Commissions from the sales of insurance increased to $56,000 in 2001 while trust revenues remained about the same as in 2000. Other noninterest income decreased by $45,000 to $204,000 as the sale of promotional coins fell as did the amount of gains realized from the sale of repossessed properties. In addition, during 2000 the Company recognized income of $30,000 when an insurance carrier used for one of the Bank's employee benefit plans converted from a mutual company to a stock company. These decreases were somewhat offset by a $51,000 increase in fees relating to the processing of secondary market mortgage loans. The Bank entered a new secondary market program in October 2001 and has been very pleased with the results. The Bank's involvement in the program is limited to processing the loan application for a fee while loan approval decisions, underwriting, and the funding of the loans are done by unrelated mortgage brokers.

Noninterest income improved in 2000 due not only to the branch expansions which occurred during the year but also the implementation of a new fee schedule during 1999. It was these two factors which caused overdraft fees to increase by $87,000 during the year. Improvements in brokerage fees, which was in just its second year of operation in 2000, of $36,000 and the sale of promotional items, totaling $49,000, along with gains on the sale of repossessed properties also contributed to the increase.

Noninterest Expense

Noninterest expense includes all items of expense other than interest expense, the provision for loan losses, and income taxes. With the opening of two new branch facilities during 2000, noninterest expense was expected to rise in 2001 as the full year impact of these branches would be felt. In fact, this was the case as total noninterest expense rose 9.9% to $5,035,000 in 2001 from $4,582,000 in 2000 and $4,491,000 in 1999. Of the 2001 increase of $453,000, $352,000 was related to the two new branches.

The largest component of noninterest expense continues to be salaries and benefits which increased by $337,000 to $2,649,000 in 2001. Of this $198,000 was related to the full year impact of the new branch facilities, while the remainder is due to increases in salaries and the cost of group insurance programs company wide. Occupancy expense and equipment expense increased by $46,000 and $95,000, respectively, in 2001 also due largely to the effect of the new facilities where depreciation, utilities, janitorial and maintenance costs rose by a combined $90,000. Data processing costs, many of which are based on the number of accounts processed, and postage expense were similarly impacted by the addition of the branches.

Professional service expenses decreased for the second consecutive year in 2001 as costs related to loan matters, which peaked in 1999 when significant charge-offs occurred, continued to fall. Other noninterest expense also fell during the year despite increases in expenses related to the new branch activities, as expenses related to the acquisition, maintenance, and sale of foreclosed properties dropped by $141,000.

While the branches established throughout 2000 did have a significant impact on noninterest expense, overall they contributed $115,000 to pretax income in 2001 as loan and deposit growth was greater than expected resulting in better than anticipated net interest income. With the establishment of another branch in 2002 noninterest expense is expected to increase again. However, provided this new facility reaches its expected loan and deposit levels, the impact on income is expected to be minimal. Subsequent or additional growth is expected to improve profitability.

In the year 2000 total noninterest expense increased by $91,000, just 2%, which was entirely due to the new branching activity.

Income Taxes

Income tax expense for the years 2001, 2000, and 1999 was $997,000, $973,000, and $490,000, respectively. Included in these figures are both federal and state income taxes. These figures represent effective tax rates of 34.4%, 34.0%, and 30.8% in the respective years. The Company has not been subject to the federal alternative minimum tax during any of the periods covered by this report. Note 8 of the accompanying consolidated financial statements provides further information and additional disclosure of the significant components influencing the Company's taxes.

Financial Condition

Summary

Total assets of $166,819,000 at December 31, 2001 are approximately $13,287,000 more than at December 31, 2000 as the Company's primary funds sources, deposits and repurchase agreements, increased approximately $12.3 million while capital also grew by $1.6 million. Average assets for the year were $158,415,000 while average earning assets were $149,937,000. A further discussion of the Company's major balance sheet categories, liquidity, and interest rate sensitivity, as well as the impact of inflation on the Company, follows.

Loan Portfolio

Total loans at December 31, 2001 of $108,577,000 were $6,295,000 more than at year-end 2000 representing a growth rate of 6.15% which may be attributed to the success of the Bank's two new locations where loan growth totaled $7.0 million.

Mortgage lending easily remains the Bank's largest portfolio totaling $73,996,000 at year-end 2001 of which $48,644,000 were residential mortgages. Mortgage demand in the Bank's market area was good in 2001 although many consumers preferred fixed rate mortgages over the adjustable rate mortgages traditionally offered by the Bank. As a result, a number of the Bank's residential mortgage loans were refinanced and newly originated mortgages were suppressed. As explained in the discussion of noninterest income, the Bank has entered into a fixed rate mortgage program with several underwriters as a means of retaining and enhancing customer relationships and fee income. Through year-end this program has been very successful.

Lacking this fixed rate mortgage program for much of the year, special efforts were made to develop commercial lending activity. In 2001, this was aided by falling interest rates as many commercial loans carry interest terms which are tied to the prime rate. At December 31, 2001, total commercial loans of $18,460,000 were $2,713,000 more than at year-end 2000. In addition, loans made to commercial entities which are secured by real estate of $21,993,000 are included in the mortgage loan portfolio. This brings total loans for commercial activity, including those secured by real estate, to approximately $40,453,000.

Consumer lending increased by approximately 11.3%, or $1.6 million, to $16,025,000 at year-end 2001. The majority of the Bank's consumer loans are used to finance the purchase of automobiles. As was the case in 2000, competition from auto manufacturers has made it difficult for the Bank to compete for new car loans. However, the Bank has been successful in its efforts to finance late model used cars, particularly in some of its newer markets.

In 2002 the Bank expects to focus its loan efforts once again on those areas where it had success in 2001, commercial and certain types of consumer lending. The establishment of another branch facility is expected to provide approximately 45% of total loan growth. With the expectation of continued softness in the economy the gross loan to deposit ratio will likely remain near its current level of 82.4%.

Additional information concerning the Company's loan portfolio, including loan mix and maturities, may be found in Note 4 to the accompanying financial statements while Note 11 provides a discussion of the Bank's commitments to extend credit.

Allowance for Loan Losses

Management maintains an allowance for possible loan losses at a level it considers adequate to provide for losses that can be reasonably anticipated. This is done by a process of continual review of the loan portfolio, specific loans, and various factors which may impact them. A discussion of these factors, and the process by which they are used, is presented in Note 1 to the financial statements.

At December 31, 2001, 2000, and 1999, the allowance for loan losses was $1,398,000, $1,151,000, and $1,011,000, respectively. At these levels the allowance represented 1.29%, 1.13%, and 1.17% of total loans. Nonaccrual loans and loans past due 90 days or more which were still accruing interest totaled $367,000 at year-end 2001.

After an unusual year in 1999, net charge offs returned to more normal levels in 2000 and 2001 when net charge-offs were $125,000 and $101,000, respectively. Provisions for loan losses for the year 2001 were $347,000. Note 5 to the financial statements contains a detailed analysis of the allowance for loan losses for each of the last three years.

Securities Portfolio and Federal Funds Sold

The Bank's securities portfolio uses funds not needed to satisfy loan demand to improve earnings while at the same time providing liquidity and balancing interest sensitivity concerns. All securities are classified as available for sale.

The value of the Company's security portfolio increased by more than $6.6 million to $48,964,000 at year-end 2001. Much of this increase occurred during the fourth quarter of the year when deposit growth was continuing and loan demand was leveling off. The year-long drop in interest rates also helped increase the fair market value of the portfolio which is largely comprised of fixed rate debt instruments. At December 31, 2001, the portfolio's fair value exceeded its amortized cost by $918,000.

The composition of the portfolio did not change significantly in 2001 with U.S. Agency securities and investment grade corporate debt instruments comprising 44.8% and 31.0% of the total amortized cost, respectively. At December 31, 2001 Agency securities totaled $21,539,000, up $1.3 million, while corporate securities totaled $14,897,000. Holdings of mortgage backed securities issued by U.S. Government agencies were increased during the latter part of the year by approximately $3,000,000 and totaled $3,659,000, or 7.6% of the total portfolio, at year-end. With an average life of 3.19 years and an expected yield of 5.00%, these purchases provide favorable returns and acceptable extension and interest rate risk characteristics. Municipal securities also increased by $1,883,000 to $7,219,000 at year-end 2001. All of the Bank's municipal securities are bank qualified and, with the exception of certain local issues, are insured and carry "A" ratings.

The Company continues to manage the portfolio so that a laddered maturity over a 5 year period is achieved. As of December 31, 2001, the average maturity of the portfolio was 2.68 years and it carried a tax equivalent yield of 5.91%. Securities, especially U.S. Agency securities, with a book value of $19.2 million as of December 31, 2001, were pledged to secured deposits of public funds and to facilitate overnight repurchase agreements.

During 2002 the Company expects to continue its current portfolio management techniques although holdings of corporate debt securities, of which $5.5 million mature in 2002, may be reduced given the nation's current economic condition.

The Bank generally tries to minimize its involvement in the overnight federal funds market. Nonetheless, at any given time the execution of specific investing or funding strategies, or fluctuations in deposit and loan balances, may require the bank to sell, or buy, funds on an overnight basis. During the year 2001 the Bank maintained average federal funds sold of $1,421,000 although no overnight funds were sold as of December 31, 2001. Conversely, federal funds purchased were $2,831,000 at year-end and averaged $347,000 for the year.

Deposits and Other Funding Sources

In recent years attracting deposits has been difficult for many banks, including Citizens. During 2001 the Bank made a special effort to attract deposits. This effort, together with unfavorable stock market conditions, and the ability of the Banks two newest branches to attract $5,032,000 in additional deposits during the year, helped increase total deposits by $10.2 million to $131,752,000 at December 31, 2001.

Approximately 70% of the Bank's deposit growth occurred in the second half of the year and was primarily centered in certificates of deposit which increased by $6,827,000 during the year as a whole. Significant growth also occurred in interest bearing checking accounts of $1.6 million and savings accounts of $956,000. While it cannot be known with certainty, management expects these funds, particularly the time deposits, to provide a reliable source of funding through the foreseeable future. In 2002, the Bank again expects to focus efforts on deposit generation and believes the addition of its Marlinton facility will greatly assist these efforts.

In addition to overnight borrowings, the Bank's short-term borrowings at year-end 2001 included $11,091,000 in repurchase agreements which have been established with local entities. These agreements, which have been maintained for a number of years, carried an average balance during the year of $9,820,000. The Company's long-term borrowings of $788,000 and $868,000 at December 31, 2001 and 2000, respectively, are used to fund certain loan projects. No long-term debt was acquired during the year and no plans to acquire additional long-term financing currently exist.

Capital Resources

Citizens' capital base increased in 2001 to $19,022,000, or 11.4% of total assets as a result of the year's strong earnings and the increase in the market value of the available for sale security portfolio. Dividends for the year totaled $1.30 per share, a $.10 increase over 2000. This represents a dividend payout ratio of 44.4%. An analysis of the Company's capital may be found in the accompanying Statement of Changes in Shareholders' Equity.

The Federal Reserve's risk-based capital guidelines provide for the relative weighting of both on-balance-sheet and off-balance-sheet items based on their degree of risk. The Company continues to exceed all regulatory capital requirements as shown in Note 12 to the financial statements. Management is unaware of any trends or uncertainties, nor do any plans exist, which may materially impair or alter its capital position.

The Company's stock remains thinly traded on the over the counter market under the symbol CIWV. A total of 20,500 shares were traded during the year including the Company's purchase of 1,739 shares of treasury stock. The price of the stock ranged from $27 to $31 per share, ending the year at $29.50 per share.

Liquidity and Interest Rate Sensitivity

The objective of the Company's liquidity management program is to ensure the continuous availability of funds to meet the withdrawal demands of customers, the credit needs of borrowers, and to provide for other operational needs. Liquidity is provided by various internal sources including unpledged investment securities, federal funds sold, loan repayments and the ability to maintain a stable or growing deposit base.

Each quarter, management tests the Bank's ability to satisfy its anticipated liquidity demands over the next twelve months based on expected loan, deposit, and investment security levels. As of December 31, 2001, this test shows liquidity is adequate to meet expected needs. In the event deposit growth is not sufficient to satisfy loan demand, or otherwise fund earning assets and meet operating needs, the Bank has the ability to borrow from its correspondent banks. At December 31, 2001, the Bank has unused lines of credit with these sources approximating $62,000,000. As noted previously, the Bank typically minimizes its involvement in overnight borrowings and has no plans to acquire additional long-term debt.

The objective of the Company's interest rate sensitivity management program, also known as asset/liability management, is to maximize net interest income while minimizing the risk of adverse effects from changing interest rates. This is done by controlling the mix and maturities of interest sensitive assets and liabilities. The Bank has established an asset/liability committee for this purpose. The Bank uses several techniques to monitor and control interest rate risk including gap analysis, interest rate shock testing and other forms of simulation modeling.

Gap analysis is a static measure and does not consider future changes in the volume of rate sensitive assets or liabilities or the possibility that interest rates of various products may not change by the same amount or at the same time. Therefore, certain assumptions must be made in constructing the gap. The Company monitors its gap on a monthly basis. As of December 31, 2001, the Company's one year gap is negative. This indicates that more liabilities than assets are subject to repricing over the next year. Traditional theory indicates that in a falling interest rate environment this could result in increased earnings. However, many economists believe interest rates are nearing their low point and could begin moving up sometime in 2002. In this environment, gap theory indicates Citizens earnings could fall.

In situations such as this rate shock analysis, which the Company performs quarterly, can be useful. Such tests project net interest income given an immediate and sustained change in interest rates applied to all interest earning assets and interest sensitive liabilities and help define boundaries of interest rate risk. As of December 31, 2001, these tests project that an immediate and sustained increase in rates of 300 basis points would cause net interest income to fall 12.99%, or $1,033,000, which is within management's parameters.

In all likelihood, an immediate and sustained change in interest rates of this type would not occur since, as noted earlier, interest rates of various products do not change alike. For this reason the Company also uses simulation models to monitor interest rate risk and prepare income projections and budgets.

Impact of Inflation

The consolidated financial statements and related data included in this report were prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company's financial position and results of operations to be measured in terms of historical dollars except for the available for sale security portfolio.

Consequently, the relative value of money generally is not considered. Nearly all of the Company's assets and liabilities are monetary in nature and, as a result, interest rates and competition in the market area tend to have a more significant impact on the Company's performance than the effect of inflation.

However, inflation does affect noninterest expenses such as personnel costs and the cost of services and supplies used by the Company. Management attempts to offset such increases by controlling the level of noninterest expenditures and increasing levels of noninterest income. Because inflation rates have generally been low during the time covered by the accompanying financial statements, the impact of inflation on the Company's earnings has not been significant.

Citizens Financial Corp.

Selected Financial Data Five Year Summary
(in thousands of dollars, except per share data)

	2001	2000	1999	1998	1997
BALANCE SHEET DATA:					
Total assets	**$ 166,819**	$ 153,532	$ 137,297	$ 136,701	$ 132,132
Securities	**48,964**	42,337	41,562	43,812	38,519
Loans, net	**107,075**	101,033	85,665	85,709	86,400
Deposits	**131,752**	121,519	110,232	113,464	110,401
Total shareholders' equity	**19,022**	17,390	15,954	16,649	16,095
SUMMARY OF OPERATIONS:					
Total interest income	**$ 11,830**	$ 11,154	$ 10,058	$ 10,336	$ 10,314
Total interest expense	**4,677**	4,425	3,963	4,108	4,014
Net interest income	**7,153**	6,729	6,095	6,228	6,300
Provision for loan losses	**347**	264	714	120	236
Net interest income after provision for loan losses	**6,806**	6,465	5,381	6,108	6,064
Noninterest income	**1,131**	979	701	555	563
Noninterest expense	**5,035**	4,582	4,491	4,242	4,052
Income before income taxes	**2,902**	2,862	1,591	2,421	2,575
Income taxes	**997**	973	490	821	934
Net income	**$ 1,905**	$ 1,889	$ 1,101	$ 1,600	$ 1,641
PER SHARE DATA:					
Net income	**$ 2.93**	$ 2.90	$ 1.67	$ 2.41	$ 2.40
Cash dividends	**$ 1.30**	$ 1.20	$ 1.10	$ 1.00	$ .90

Citizens Financial Corp.

Consolidated Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and due from banks	**$ 4,734,676**	$ 4,540,327
Securities available for sale	**48,964,467**	42,337,429
Loans, less allowance for loan losses of $1,397,528 and $1,150,900, respectively	**107,074,843**	101,032,931
Bank premises and equipment, net	**2,657,880**	2,356,202
Accrued interest receivable	**1,208,222**	1,214,805
Other assets	**2,178,782**	2,049,923
Total assets	**$ 166,818,870**	$ 153,531,617
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest bearing	**$ 17,207,329**	$ 16,694,201
Interest bearing	**114,544,606**	104,824,670
Total deposits	**131,751,935**	121,518,871
Short-term borrowings	**13,921,675**	12,366,699
Long-term borrowings	**787,523**	867,686
Other liabilities	**1,335,390**	1,388,189
Total liabilities	**147,796,523**	136,141,445
Commitments and contingencies		
Shareholders' equity		
Common stock, $2.00 par value, authorized 2,250,000 shares, issued 750,000 shares	**1,500,000**	1,500,000
Additional paid-in capital	**2,100,000**	2,100,000
Retained earnings	**16,890,758**	15,830,556
Accumulated other comprehensive income	**606,155**	(15,817)
Treasury stock at cost, 101,127 and 99,388 shares, respectively	**(2,074,566)**	(2,024,567)
Total shareholders' equity	**19,022,347**	17,390,172
Total liabilities and shareholders' equity	**$ 166,818,870**	$ 153,531,617

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Income

For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income			
Interest and fees on loans	$ 9,259,327	$ 8,479,351	$ 7,504,063
Interest and dividends on securities:			
Taxable	2,280,396	2,281,492	2,117,266
Tax-exempt	244,993	332,024	363,941
Interest on federal funds sold	44,777	61,113	72,919
Total interest income	11,829,493	11,153,980	10,058,189
Interest expense			
Interest on deposits	4,219,704	3,843,844	3,610,532
Interest on short-term borrowings	411,669	530,119	340,047
Interest on long-term borrowings	45,353	50,557	12,351
Total interest expense	4,676,726	4,424,520	3,962,930
Net interest income	7,152,767	6,729,460	6,095,259
Provision for loan losses	347,380	263,969	714,152
Net interest income after provision for loan losses	6,805,387	6,465,491	5,381,107
Noninterest income			
Trust income	204,843	206,345	176,014
Service fees	545,307	424,264	324,449
Insurance commissions	55,503	17,653	28,629
Securities gains/(losses)	1,133	(14,201)	16,437
Brokerage	120,408	95,368	58,947
Other	204,056	249,144	96,115
Total noninterest income	1,131,250	978,573	700,591
Noninterest expense			
Salaries and employee benefits	2,648,880	2,312,076	2,334,317
Net occupancy expense	245,437	199,098	177,417
Equipment rentals, depreciation and maintenance	406,440	311,786	314,808
Data processing	403,570	354,166	369,590
Director fees	133,116	103,604	108,250
Postage expense	130,965	98,161	74,846
Professional service fees	116,678	178,120	211,416
Other	949,717	1,024,698	900,427
Total noninterest expense	5,034,803	4,581,709	4,491,071
Income before income taxes	2,901,834	2,862,355	1,590,627
Income tax expense	997,099	973,112	489,970
Net income	$ 1,904,735	$ 1,889,243	$ 1,100,657
Basic earnings per common share	$ 2.93	$ 2.90	$ 1.67
Average common shares outstanding	650,032	651,995	658,910

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Comprehensive Income

For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net Income:	**$ 1,904,735**	$ 1,889,243	$ 1,100,657
Other comprehensive income:			
Gross unrealized gains/(losses) arising during the period	**943,514**	757,100	(1,220,223)
Adjustment for income tax (expense)/benefit	**(320,795)**	(257,417)	419,290
	622,719	499,683	(800,933)
Less: Reclassification adjustment for (gains)/losses included in net income	**(1,133)**	14,201	(16,437)
Adjustment for income tax expense/(benefit)	**386**	(4,828)	5,588
	(747)	9,373	(10,849)
Other comprehensive income, net of tax	**621,972**	509,056	(811,782)
Comprehensive Income	**$ 2,526,707**	$ 2,398,299	$ 288,875

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash Flows From Operating Activities			
Net income	**$ 1,904,735**	$ 1,889,243	$ 1,100,657
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**300,690**	210,400	194,079
Provision for loan losses	**347,380**	263,969	714,152
Deferred income tax expense/(benefit)	**(61,607)**	(7,961)	16,224
Amortization of security premiums, net of accretion of security discounts	**6,653**	(7,891)	158,118
Amortization of goodwill and organization costs	**13,399**	7,816	5,283
Securities (gains)/losses	**(1,133)**	14,201	(16,437)
Other (gains)/losses	**(679)**	(3,214)	36,441
(Increase)/decrease in accrued interest receivable	**6,583**	(179,622)	226,410
Increase in other assets	**(254,011)**	(357,815)	(314,246)
Increase/(decrease) in other liabilities	**(52,799)**	393,467	46,349
Net cash provided by operating activities	**2,209,211**	2,222,593	2,167,030
Cash Flows From Investing Activities			
Proceeds from maturities and calls of securities held to maturity	**—**	—	1,190,000
Proceeds from sales of securities available for sale	**506,785**	4,452,748	3,527,373
Proceeds from maturities and calls of securities available for sale	**12,065,000**	7,465,000	9,470,000
Principal payments received on securities available for sale	**520,449**	272,317	370,338
Purchases of securities available for sale	**(18,782,411)**	(12,200,682)	(13,686,085)
Loans made to customers, net	**(6,701,105)**	(16,575,751)	(2,043,858)
Purchases of bank premises and equipment	**(615,316)**	(1,175,474)	(134,030)
Proceeds from sale of other real estate and other assets	**178,391**	937,721	1,078,252
Net cash used in investing activities	**(12,828,207)**	(16,824,121)	(228,010)
Cash Flows From Financing Activities			
Net increase/(decrease) in demand deposit, NOW, money market and savings accounts	**3,406,483**	5,301,152	(376,564)
Net increase/(decrease) in time deposits	**6,826,581**	5,985,406	(2,854,768)
Net increase in short-term borrowings	**1,554,976**	3,193,738	1,401,994
Proceeds from long-term borrowings	**—**	—	3,144,278
Repayments of long-term borrowings	**(80,163)**	(74,959)	(70,096)
Dividends paid	**(844,533)**	(781,434)	(723,211)
Acquisition of treasury stock	**(49,999)**	(180,985)	(260,688)
Net cash provided by financing activities	**10,813,345**	13,442,918	260,945
Increase/(decrease) in cash and cash equivalents	**194,349**	(1,158,610)	2,199,965
Cash and cash equivalents:			
Beginning	**4,540,327**	5,698,937	3,498,972
Ending	**$ 4,734,676**	$ 4,540,327	$ 5,698,937
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest on deposits and on other borrowings	**$ 4,671,941**	$ 4,373,238	$ 3,984,921
Income taxes	**$ 1,030,186**	$ 883,000	$ 530,975
Supplemental Schedule of Noncash Investing and Financing Activities			
Other real estate and other assets acquired in settlement of loans	**$ 311,813**	$ 943,389	$ 1,373,829
Transfer of securities from held to maturity to available for sale	**$ —**	$ —	$ 7,180,676

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 1998	750,000	$ 1,500,000	$ 2,100,000	$ 14,345,301	$286,909	$(1,582,894)	$16,649,316
Net income	—	—	—	1,100,657	—	—	1,100,657
Cost of 5,735 shares acquired as treasury stock ...	—	—	—	—	—	(260,688)	(260,688)
Cash dividends declared ($1.10 per share)	—	—	—	(723,211)	—	—	(723,211)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	(811,782)	—	(811,782)
Balance, December 31, 1999	750,000	1,500,000	2,100,000	14,722,747	(524,873)	(1,843,582)	15,954,292
Net income	—	—	—	1,889,243	—	—	1,889,243
Cost of 5,220 shares acquired as treasury stock ...	—	—	—	—	—	(180,985)	(180,985)
Cash dividends declared ($1.20 per share)	—	—	—	(781,434)	—	—	(781,434)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	509,056	—	509,056
Balance, December 31, 2000	750,000	1,500,000	2,100,000	15,830,556	(15,817)	(2,024,567)	17,390,172
Net income	—	—	—	1,904,735	—	—	1,904,735
Cost of 1,739 shares acquired as treasury stock ...	—	—	—	—	—	(49,999)	(49,999)
Cash dividends declared ($1.30 per share)	—	—	—	(844,533)	—	—	(844,533)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	621,972	—	621,972
Balance, December 31, 2001	**750,000**	**$ 1,500,000**	**$ 2,100,000**	**$ 16,890,758**	**$ 606,155**	**$(2,074,566)**	**$19,022,347**

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of business: Citizens Financial Corp. (Citizens) was incorporated on April 30, 1987. The wholly-owned bank subsidiary, Citizens National Bank of Elkins (the Bank), is a commercial bank with operations in Randolph, Tucker, Grant and Pocahontas Counties of West Virginia. The Bank provides retail and commercial loans, deposit, trust and brokerage services to customers in those counties and nearby areas. During the year ended December 31, 2000, Citizens Financial Corp. established a wholly-owned insurance subsidiary, Citizens Financial Services, LLC, for the purpose of investing in ProServ Insurance Agency, LLC. ProServ is a general insurance agency selling primarily property and casualty insurance and was established by the West Virginia Bankers Association. Along with the other member banks, Citizens shares in the income and commissions of ProServ. Citizens' ownership in ProServ is less than 5%.

Basis of financial statement presentation and accounting estimates: The accounting and reporting policies of Citizens Financial Corp. and its wholly owned subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Citizens Financial Corp. and its wholly owned subsidiaries, Citizens National Bank of Elkins and Citizens Financial Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Presentation of cash flows: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, balances due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are also reported net.

Securities: Debt and equity securities are classified as "held to maturity", "available for sale" or "trading" according to management's intent. The appropriate classification is determined at the time of purchase of each security and re-evaluated at each reporting date.

<u>Securities held to maturity</u> - There are no securities classified as "held to maturity" in the accompanying financial statements.

<u>Securities available for sale</u> - Securities not classified as "held to maturity" or as "trading" are classified as "available for sale". Securities classified as "available for sale" are those securities the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. "Available for sale" securities are reported at fair value. Unrealized gains or losses, adjusted for applicable income taxes, are reported as a separate component of shareholders' equity.

<u>Trading securities</u> - There are no securities classified as "trading" in the accompanying financial statements.

Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts are computed using the effective interest method..

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Interest is recognized on an amortized basis.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The subsidiary bank makes continuous credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience, review of specific problem loans and other factors in determining the adequacy of the allowance for loan losses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.

A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due in accordance with the contractual terms of the specific loan agreement. Impaired loans, other than certain large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, are reported at the present value of expected future cash flows discounted using the loan's original effective interest rate or, alternatively, at the loan's observable market price, or at the fair value of the loan's collateral if the loan is collateral dependent. The method selected to measure impairment is made on a loan-by-loan basis, unless foreclosure is deemed to be probable, in which case the fair value of the collateral method is used.

Interest is accrued daily on impaired loans unless the loan is placed on nonaccrual status. Impaired loans are placed on nonaccrual status when the payments of principal and interest are in default for a period of 90 days, unless the loan is both well secured and in the process of collection. Interest on nonaccrual loans is recognized primarily using the cost-recovery method.

Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments of the related loan yield over its contractual life.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Repairs and maintenance expenditures are charged to operating expense as incurred. Major improvements and additions to premises and equipment are capitalized.

Other real estate: Other real estate consists of real estate held for resale which was acquired through foreclosure on loans secured by such real estate. At the time of acquisition, these properties are recorded at fair value with any writedown charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Expenses incurred in connection with operating these properties are charged to operating expenses as incurred. Gains and losses on the sales of these properties are credited or charged to operating income in the year of the transaction.

Sales of these properties which are financed by the subsidiary bank and meet the criteria of covered transactions remain classified as other real estate until such time as principal payments have been received to warrant classification as a real estate loan.

Goodwill: Goodwill is being amortized on a straight-line basis over a period of fifteen years. Unamortized goodwill totaled $179,771 and $193,170 at December 31, 2001 and 2000, respectively.

Effective January 1, 2002, the Company must recognize goodwill as required under recently issued Statement of Financial Accounting Standards Number 142 - Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 requires the Company to periodically recalculate the value of goodwill previously acquired and recognize any decline in value immediately as a charge to income. An exception to this accounting treatment is provided for in SFAS 142 when the fair value of the liabilities assumed are greater than the fair value of assets acquired. In this situation, the Company must follow the original guidance in Statement of Financial Accounting Standards Number 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions (SFAS 72). Under the guidance provided by SFAS 72, the Company will continue to amortize the goodwill over the original term, unless subsequent recalculations determine a shorter period is warranted. The Company does not anticipate the adoption of SFAS 142 will have a material effect of future earnings of the Company.

Pension plan: The subsidiary bank has a defined benefit pension plan covering substantially all employees. Pension costs are actuarially determined and charged to expense.

Postretirement benefits: The subsidiary bank provides certain health care and life insurance benefits for all retired employees that meet certain eligibility requirements. The Bank's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits, except that the Bank's unfunded cost at January 1, 1993 is being accrued primarily on a straight-line basis through the year ending 2013.

Income taxes: Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

The consolidated provision for income taxes includes federal and state income taxes and is based on pretax income reported in the consolidated financial statements, adjusted for transactions that may never enter into the computation of income taxes payable.

Basic earnings per share: Basic earnings per common share is computed based upon the weighted average shares outstanding. The weighted average shares outstanding were 650,032, 651,995 and 658,910 for the years ended December 31, 2001, 2000 and 1999, respectively. During the years ended December 31, 2001, 2000 and 1999, the Company did not have any potentially dilutive securities.

Trust department: Assets held in an agency or fiduciary capacity by the subsidiary bank's trust department are not assets of the Bank and are not included in the accompanying balance sheets. Trust department income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis rather than the accrual basis does not affect net income materially.

Derivative Instruments and Hedging Activities: The Bank recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earning

Reclassifications: Certain accounts in the consolidated financial statements for 2000 and 1999, as previously presented, have been reclassified to conform to current year classifications.

Note 2. Cash Concentrations

At December 31, 2001 and 2000, the Bank had no cash concentrations.

Note 3. Securities

The amortized cost, unrealized gains, unrealized losses and estimated fair values of securities at December 31, 2001 and 2000, are summarized as follows:

	2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
Available for sale:				
U.S. Government agencies and corporations	**$ 21,539,277**	**$ 576,571**	**$ 70,642**	**$ 22,045,206**
Mortgage-backed securities - U.S. Government agencies and corporations	**3,658,600**	**8,972**	**52,969**	**3,614,603**
Federal Reserve Bank stock	**108,000**	**—**	**—**	**108,000**
Federal Home Loan Bank stock	**623,800**	**—**	**—**	**623,800**
Corporate debt securities	**14,897,242**	**479,821**	**20,568**	**15,356,495**
Tax exempt state and political subdivisions	**7,219,131**	**76,095**	**78,863**	**7,216,363**
Total securities available for sale	**$ 48,046,050**	**$ 1,141,459**	**$ 223,042**	**$ 48,964,467**

	2000			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
Available for sale:				
U.S. Government agencies and corporations	$ 20,232,537	$ 107,161	$ 81,701	$ 20,257,997
Mortgage-backed securities - U.S. Government agencies and corporations	1,165,972	—	23,276	1,142,696
Federal Reserve Bank stock	108,000	—	—	108,000
Federal Home Loan Bank stock	623,800	—	—	623,800
Corporate debt securities	14,895,043	147,510	192,588	14,849,965
Tax exempt state and political subdivisions	5,336,041	33,267	14,337	5,354,971
Total securities available for sale	$ 42,361,393	$ 287,938	$ 311,902	$ 42,337,429

The maturities, amortized cost and estimated fair values of the Company's securities at December 31, 2001 are summarized as follows:

	Available for Sale	
	Amortized Cost	Carrying Value (Estimated Fair Value)
Due within one year	$ 10,547,794	$ 10,708,348
Due after one through five years	32,876,100	33,684,514
Due after five through ten years	3,890,356	3,839,805
Due after ten years	—	—
Equity securities	731,800	731,800
Total	$ 48,046,050	$ 48,964,467

Mortgage backed securities have remaining contractual maturities ranging from 3 to 20 years and are reflected in the maturity distribution schedule based on their anticipated average life to maturity, which ranges from 1.6 to 4.2 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated life to maturity of the specific obligation.

The proceeds from sales, calls and maturities of securities, including principal payments received on mortgage-backed securities, and the related gross gains and losses realized are as follows:

	Proceeds From			Gross Realized	
Years Ended December 31,	Sales	Calls and Maturities	Principal Payments	Gains	Losses
2001					
Securities available for sale	$ 506,785	$ 12,065,000	$ 520,449	$ 1,133	$ —
2000					
Securities available for sale	$ 4,452,748	$ 7,465,000	$ 272,317	$ —	$ 14,201
1999					
Securities held to maturity	$ —	$ 1,190,000	$ —	$ —	$ —
Securities available for sale	3,527,373	9,470,000	370,338	16,437	
	$ 3,527,373	$ 10,660,000	$ 370,338	$ 16,437	$ —

At December 31, 2001 and 2000 securities carried at $19,208,568 and $18,326,562, respectively, with estimated fair values of $19,760,967 and $18,351,047, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

At December 31, 2001, the Company had a concentration within its corporate debt securities classification which included obligations of banking and financial services industry companies with global operations having an approximate carrying value of $5,736,936 and an estimated fair value of $5,903,250. There were no concentrations with any one issuer.

Federal Reserve Bank stock and Federal Home Loan Bank stock are equity securities which are included in securities available for sale in the accompanying financial statements. Such securities are carried at cost, since they may only be sold back to the respective issuer or another member at par value.

Note 4. Loans

Loans are summarized as follows:

	December 31,	
	2001	**2000**
Commercial, financial and agricultural	**$ 18,459,860**	$ 15,746,846
Real estate - construction	**3,753,382**	2,032,381
Real estate - mortgage	**70,242,145**	70,064,727
Installment loans	**16,025,084**	14,401,988
Other	**96,157**	35,323
Total loans	**108,576,628**	102,281,265
Net deferred loan origination fees and costs	**(101,897)**	(60,901)
Less unearned income	**(2,360)**	(36,533)
Total loans net of unearned income and net deferred loan origination fees and costs	**108,472,371**	102,183,831
Less allowance for loan losses	**1,397,528**	1,150,900
Loans, net	**$ 107,074,843**	$101,032,931

Included in the above balance of net loans are nonaccrual loans amounting to $29,757 and $180,535 at December 31, 2001 and 2000, respectively. If interest on nonaccrual loans had been accrued, such income would have approximated $1,122, $4,974, and $3,777 for the years ended December 31, 2001, 2000 and 1999, respectively.

In the past, the subsidiary bank has made loans, in the normal course of business, to its directors, executive officers and their related interests, and will continue to make such loans in the future. At December 31, 2001 and 2000, outstanding loans of this nature totaled $4,299,370 and $4,866,436, respectively.

The following presents the activity with respect to related party loans aggregating $60,000 or more to directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiaries during the years ended December 31, 2001 and 2000:

	2001	**2000**
Balance, beginning	**$ 4,800,157**	$ 4,338,985
Additions	**1,299,003**	4,240,661
Amounts collected	**(1,933,657)**	(3,779,489)
Balance, ending	**$ 4,165,503**	$ 4,800,157

The following represents contractual loan maturities at December 31, 2001 without regard to scheduled periodic principal repayments on amortizing loans:

	Due Within 1 yr	Due After 1 But Within 5 Yrs	Due After 5 Yrs	Total
Commercial, financial and agricultural	$ 2,303,278	$ 5,089,746	$ 11,066,836	$ 18,459,860
Real estate-construction	1,930,181	1,796,200	27,001	3,753,382
Real estate-mortgage	1,567,775	5,937,919	62,736,451	70,242,145
Installment loans	1,718,753	13,199,841	1,106,490	16,025,084
Other	55,345	21,705	19,107	96,157
Total	$ 7,575,332	$ 26,045,411	$ 74,955,885	$108,576,628

Loans due after one year with:	
Variable rates	$ 70,736,371
Fixed rates	30,264,925
Total	$101,001,296

Concentrations of credit risk: The Company's banking subsidiary, Citizens National Bank of Elkins, grants installment, commercial and residential loans to customers in central and eastern West Virginia in striving to maintain a diversified loan portfolio.

As of December 31, 2001, Citizens National Bank had direct and indirect extensions of credit to automobile dealers totaling approximately $8,505,000. These loans consist of automobile floor plan loans and commercial loans which are generally secured by liens on the pledges of accounts receivable, inventories or personal guarantees. The Bank evaluates each such customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based upon management's credit evaluation.

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999, is as follows:

	2001	2000	1999
Balance, beginning of year	$ 1,150,900	$ 1,011,479	$ 1,109,595
Losses:			
Commercial, financial and agricultural	27,384	42,750	760,374
Real estate - mortgage	11,657	67,248	88,526
Installment	116,411	62,409	76,363
Credit cards	—	—	51,713
Total	155,452	172,407	976,976
Recoveries:			
Commercial, financial and agricultural	35,946	22,689	99,476
Real estate - mortgage	100	4,824	43,680
Installment	18,654	20,346	14,762
Credit cards	—	—	6,790
Total	54,700	47,859	164,708
Net losses	100,752	124,548	812,268
Provision for loan losses	347,380	263,969	714,152
Balance, end of year	$ 1,397,528	$ 1,150,900	$ 1,011,479

The Company had no loans that were considered impaired at December 31, 2001. At December 31, 2000, the Company's total recorded investment in impaired loans approximated $591,056 for which the required allowance for loan losses was $100,000 as determined in accordance with accounting principles generally accepted in the United States of America.

For purposes of SFAS Nos. 114 and 118, the Company considers groups of smaller-balance, homogeneous loans to include: mortgage loans secured by residential property, other than those which significantly exceed the subsidiary bank's typical residential mortgage loan amount (currently those in excess of $100,000); small balance commercial loans (currently those less than $50,000); and installment loans to individuals, exclusive of those loans in excess of $50,000.

For the years ended December 31, 2000 and 1999, the Company recognized approximately $62,889 and $59,060, respectively, in interest income on impaired loans. Using the cash basis method of accounting, the Company would have recognized approximately the same amount of interest income on such loans.

Note 6. Bank Premises and Equipment

The major categories of bank premises and equipment and accumulated depreciation at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Land	**$ 397,092**	$ 397,092
Buildings and improvements	**3,467,594**	3,444,636
Furniture and equipment	**1,957,814**	1,850,759
	5,822,500	5,692,487
Less accumulated depreciation	**3,164,620**	3,336,285
Bank premises and equipment, net	**$ 2,657,880**	$ 2,356,202

Depreciation expense for the years ended December 31, 2001, 2000 and 1999, totaled $300,690, $210,400 and $194,079, respectively.

Note 7. Deposits

The following is a summary of interest bearing deposits by type as of December 31, 2001 and 2000:

	2001	2000
NOW and Super NOW accounts	**$ 15,443,694**	$ 13,855,723
Money market accounts	**5,537,115**	5,187,510
Savings accounts	**31,166,898**	30,211,119
Certificates of deposit under $100,000	**45,605,698**	42,383,730
Certificates of deposit of $100,000 or more	**16,791,201**	13,186,588
Total	**$ 114,544,606**	$ 104,824,670

Interest expense on deposits is summarized below:

	2001	2000	1999
NOW and Super NOW accounts	$ 248,413	$ 244,148	$ 241,943
Money market accounts	118,779	123,397	115,536
Savings accounts	765,431	832,725	707,127
Certificates of deposit under $100,000	2,245,724	2,000,343	1,924,776
Certificates of deposit of $100,000 or more	841,357	643,231	621,150
Total	$ 4,219,704	$ 3,843,844	$ 3,610,532

The following is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 2001:

	Amount	Percent
Three months or less	$ 4,875,782	29%
Three through six months	3,809,923	23%
Six through twelve months	3,631,552	22%
Over twelve months	4,473,944	26%
Total	$ 16,791,201	100%

A summary of the maturities for all time deposits as of December 31, 2001 follows:

Year	Amount
2002	$ 39,634,507
2003	14,929,772
2004	6,275,277
2005	758,353
2006	798,990
	$ 62,396,899

At December 31, 2001, deposits of related parties including directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiaries approximated $6,018,239.

Note 8. Income Taxes

The components of applicable income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999, are as follows:

	2001	2000	1999
Current:			
Federal	$ 914,185	$ 848,650	$ 390,037
State	144,521	132,423	83,709
	1,058,706	981,073	473,746
Deferred:			
Federal	(55,122)	(7,123)	14,517
State	(6,485)	(838)	1,707
	(61,607)	(7,961)	16,224
Total	$ 997,099	$ 973,112	$ 489,970

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The tax effects of temporary differences which give rise to the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000, are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	**$ 381,434**	$ 278,216
Employee benefit plans	**—**	8,844
Accrued income and expenses	**8,085**	19,883
Depreciation	**33,683**	26,330
Net loan origination fees and costs	**38,715**	23,142
Net unrealized loss on securities	**—**	8,148
	461,917	364,563
Deferred tax liabilities:		
Accretion on securities	**(76,491)**	(57,581)
Employee benefit plans	**(24,985)**	—
Net unrealized gain on securities	**(312,262)**	—
	(413,738)	(57,581)
Net deferred tax asset	**$ 48,179**	$ 306,982

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rate by book pretax income for the years ended December 31, 2001, 2000 and 1999, is as follows:

	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable statutory rate	**$ 986,624**	**34.0**	$ 973,201	34.0	$ 540,813	34.0
Increase (decrease) in taxes resulting from:						
Tax-exempt interest	**(110,098)**	**(3.8)**	(132,983)	(4.7)	(135,043)	(8.5)
State income taxes, net of federal tax benefit	**95,384**	**3.3**	87,399	3.1	55,248	3.5
Other, net	**25,189**	**0.9**	45,495	1.6	28,952	1.8
Applicable income taxes	**$ 997,099**	**34.4**	$ 973,112	34.0	$ 489,970	30.8

Note 9. Employee Benefit Plans

Pension Plan: Citizens National Bank has a defined benefit pension plan covering all employees who meet the eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of continuous service. The Plan provides benefits based on the participant's years of service and highest consecutive five year average annual earnings. The Bank's funding policy is to make the minimum annual contribution that is required by applicable regulations.

	Pension Benefit 2001	Pension Benefit 2000	Pension Benefit 1999
Change in Benefit Obligation			
Benefit obligation at beginning of year	**$ 2,869,295**	$ 2,917,738	$ 3,091,266
Service cost	**61,676**	79,857	97,536
Interest cost	**224,280**	216,029	214,210
Change in discount rate	**175,494**	—	(385,160)
Experience (gain)/loss	**7,349**	(210,520)	37,578
Benefits paid	**(144,758)**	(133,809)	(137,692)
Benefit obligation at end of year	**$ 3,193,336**	$ 2,869,295	$ 2,917,738
Change in Plan Assets			
Fair value of plan assets at beginning of year	**$ 4,344,521**	$ 4,227,792	$ 4,150,004
Actual return on plan assets	**(277,710)**	250,538	215,480
Employer contribution	**—**	—	—
Plan participants' contributions	**—**	—	—
Benefits paid	**(144,758)**	(133,809)	(137,692)
Fair value of plan assets at end of year	**$ 3,922,053**	$ 4,344,521	$ 4,227,792
Funded status	**$ 728,717**	$ 1,475,226	$ 1,310,054
Unrecognized net actuarial gain	**150,373**	(694,288)	(612,407)
Unrecognized prior service benefit	**(131,159)**	(149,527)	(167,895)
Unrecognized net obligation at transition	**(46,930)**	(70,051)	(93,172)
Prepaid benefit cost	**$ 701,001**	$ 561,360	$ 436,580
Weighted-average assumptions as of December 31			
Discount rate	**7.25%**	8.00%	8.00%
Expected return on plan assets	**8.50%**	8.50%	8.50%
Rate of compensation increase	**4.25%**	5.00%	5.00%
Components of net periodic benefit cost			
Service cost	**$ 61,676**	$ 79,857	$ 97,536
Interest cost	**224,280**	216,029	214,210
Expected return on plan assets	**(363,067)**	(353,329)	(346,911)
Net amortization and deferral	**(62,530)**	(67,337)	(41,489)
Net periodic benefit cost	**$ (139,641)**	$ (124,780)	$ (76,654)

401(k) Plan: The Bank has a 401(k) profit-sharing plan for the benefit of all employees who have attained the age of 21 and completed one year of continuous service. The Plan as amended allows participating employees to contribute up to 15% of their annual compensation and permits the Bank to make discretionary non-matching contributions to the Plan in such amount as the Board may determine to be appropriate. Contributions made to the Plan by the Bank for the years ended December 31, 2001, 2000 and 1999, were $51,000, $59,000 and $23,000, respectively.

Postretirement Benefit Plans: Citizens National Bank sponsors a postretirement health care plan and a postretirement life insurance plan for all retired employees that meet certain eligibility requirements. Both plans are contributory with retiree contributions that are adjustable based on various factors, some of which are discretionary. The plans are unfunded. Other information relative to these plans follows:

	Health Care Plan 2001	Health Care Plan 2000	Health Care Plan 1999
Change in Benefit Obligation			
Benefit obligation at beginning of year	**$ 405,213**	$ 387,693	$ 399,876
Service cost	**17,426**	16,883	16,119
Interest cost	**27,038**	25,811	25,201
Change in discount rate	**—**	—	—
Experience (gain)/loss	**30,707**	811	(25,245)
Net amortization and deferral	**—**	—	—
Benefits paid	**(33,994)**	(25,985)	(28,258)
Benefit obligation at end of year	**$ 446,390**	$ 405,213	$ 387,693
Change in Plan Assets			
Fair value of plan assets at beginning of year	**$ —**	$ —	$ —
Actual return on plan assets	**—**	—	—
Employer contribution	**—**	—	—
Plan participants' contributions	**33,994**	25,985	28,258
Experience gain/(loss)	**—**	—	—
Benefits paid	**(33,994)**	(25,985)	(28,258)
Fair value of plan assets at end of year	**$ —**	$ —	$ —
Funded status	**$ (446,390)**	$ (405,213)	$ (387,693)
Unrecognized net actuarial gain	**(52,191)**	(85,761)	(89,860)
Unrecognized prior service benefit	**—**	—	—
Unrecognized net obligation at transition	**188,216**	205,327	222,438
Prepaid/(accrued) benefit cost	**$ (310,365)**	$ (285,647)	$ (255,115)
Weighted-average assumptions as of December 31			
Discount rate	**7.25%**	7.25%	6.75%
Expected return on plan assets	**7.00%**	7.00%	7.00%
Rate of compensation increase	**—**	—	—
Components of net periodic benefit cost			
Service cost	**$ 17,426**	$ 16,883	$ 16,119
Interest cost	**27,038**	25,811	25,201
Expected return on plan assets	**(2,863)**	(3,288)	(1,662)
Net amortization and deferral	**17,111**	17,111	17,111
Recognized net actuarial loss	**—**	—	—
Net periodic benefit cost	**$ 58,712**	$ 56,517	$ 56,769

Citizens Financial Corp.

	Life Insurance Plan 2001	Life Insurance Plan 2000	Life Insurance Plan 1999
Change in Benefit Obligation			
Benefit obligation at beginning of year	$ 83,540	$ 93,331	$ 93,697
Service cost	3,542	4,018	3,860
Interest cost	5,760	6,506	6,048
Change in discount rate	—	—	—
Experience (gain)/loss	(40,679)	(16,539)	(6,854)
Net amortization and deferral	—	—	—
Benefits paid	(3,499)	(3,776)	(3,420)
Benefit obligation at end of year	$ 48,664	$ 83,540	$ 93,331
Change in Plan Assets			
Fair value of plan assets at beginning of year	$ —	$ —	$ —
Actual return on plan assets	—	—	—
Employer contribution	—	—	—
Plan participants' contributions	3,499	3,776	3,420
Experience gain/(loss)	—	—	—
Benefits paid	(3,776)	(3,776)	(3,420)
Fair value of plan assets at end of year	$ (277)	$ —	$ —
Funded status	$ (48,664)	$ (83,540)	$ (93,331)
Unrecognized net actuarial gain	(71,804)	(32,664)	(16,592)
Unrecognized prior service benefit	—	—	—
Unrecognized net obligation at transition	42,177	46,012	49,847
Prepaid/(accrued) benefit cost	$ (78,291)	$ (70,192)	$ (60,076)
Weighted-average assumptions as of December 31			
Discount rate	7.25%	7.25%	6.75%
Expected return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	4.00%	4.00%	4.00%
Components of net periodic benefit cost			
Service cost	$ 3,542	$ 4,018	$ 3,860
Interest cost	5,760	6,506	6,048
Expected return on plan assets	(1,539)	(467)	(25)
Net amortization and deferral	3,835	3,835	3,835
Recognized net actuarial loss	—	—	—
Net periodic benefit cost	$ 11,598	$ 13,892	$ 13,718

	Total 2001	Total 2000	Total 1999
Change in Benefit Obligation			
Benefit obligation at beginning of year	**$ 488,753**	$ 481,024	$ 493,573
Service cost	**20,968**	20,901	19,979
Interest cost	**32,798**	32,317	31,249
Change in discount rate	**—**	—	—
Experience (gain)/loss	**(9,972)**	(15,728)	(32,099)
Net amortization and deferral	**—**	—	—
Benefits paid	**(37,493)**	(29,761)	(31,678)
Benefit obligation at end of year	**$ 495,054**	$ 488,753	$ 481,024
Change in Plan Assets			
Fair value of plan assets at beginning of year	**$ —**	$ —	$ —
Actual return on plan assets	**—**	—	—
Employer contribution	**—**	—	—
Plan participants' contributions	**37,493**	29,761	31,678
Experience gain/(loss)	**—**	—	—
Benefits paid	**(37,770)**	(29,761)	(31,678)
Fair value of plan assets at end of year	**$ (277)**	$ —	$ —
Funded status	**$ (495,054)**	$ (488,753)	$ (481,024)
Unrecognized net actuarial gain	**(123,995)**	(118,425)	(106,452)
Unrecognized prior service benefit	**—**	—	—
Unrecognized net obligation at transition	**230,393**	251,339	272,285
Prepaid/(accrued) benefit cost	**$ (388,656)**	$ (355,839)	$ (315,191)
Components of net periodic benefit cost			
Service cost	**$ 20,968**	$ 20,901	$ 19,979
Interest cost	**32,798**	32,317	31,249
Expected return on plan assets	**(4,402)**	(3,755)	(1,687)
Net amortization and deferral	**20,946**	20,946	20,946
Recognized net actuarial loss	**—**	—	—
Net periodic benefit cost	**$ 70,310**	$ 70,409	$ 70,487

For measurement purposes, the maximum monthly benefit of $100 payable per eligible retiree under the postretirement health care plan was assumed with no future increases. Accordingly, an assumed 1 percentage point annual increase or decrease in health care cost trend rates would not impact the health care plan's accumulated postretirement benefit obligation at December 31, 2001 or the aggregate of the service and interest cost components of the health care plan's net postretirement benefit cost for the year ended December 31, 2001.

Executive Supplemental Income Plan: The liability accrued for the Executive Supplemental Income Plan at December 31, 2001 and 2000 was $235,849 and $221,918, respectively, which is included in other liabilities. In addition, the Bank has purchased certain insurance contracts to fund the liabilities arising under this plan. At December 31, 2001 and 2000, the cash surrender value of these insurance contracts was $279,553 and $232,246, respectively. Expenses associated with the Plan at December 31, 2001, 2000 and 1999 were $23,222, $32,348 and $27,842, respectively.

Note 10. Other Borrowings

Short-Term Borrowings: During 2001 and 2000, the Company's short-term borrowings consisted of securities sold under agreements to repurchase (repurchase agreements) and advances under a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB). Interest is paid on the repurchase agreements based on either fixed or variable rates as determined upon origination. At December 31, 2001 and 2000, securities with an amortized cost of $12,610,745 and $12,480,939, respectively, and estimated fair values of $12,963,391 and $12,482,350, respectively, were pledged to secure the repurchase agreements.

As a member of the FHLB, the subsidiary bank has access to various lines of credit under programs administered by the FHLB. Borrowings under these arrangements bear interest at the interest rate posted by the FHLB on the day of the borrowing and are subject to change daily. The lines of credit are secured by a blanket lien on all unpledged and unencumbered assets.

The following information is provided relative to these obligations:

	2001		**2000**	
	Repurchase Agreements	**Line of Credit**	**Repurchase Agreement**	**Line of Credit**
Amount outstanding at December 31	**$ 11,090,675**	**$ 2,831,000**	$ 9,040,699	$3,326,000
Weighted average interest rate at December 31	**2.99%**	**2.09%**	5.71%	6.81%
Maximum month-end amount outstanding	**$ 13,098,393**	**$ 2,831,000**	$ 10,370,965	$3,765,000
Average daily amount outstanding	**$ 9,820,363**	**$ 346,718**	$ 8,946,696	$ 630,109
Weighted average interest rate for the year	**4.02%**	**4.95%**	5.46%	6.56%

Long-Term Borrowings: The Company's long-term borrowings of $787,523 and $867,686 at December 31, 2001 and 2000, respectively, consist of advances from the FHLB which are used to finance specific lending activities. Interest is paid at the rate of 5.43% for the year ended December 31, 2001

A summary of the maturities of the Company's long-term borrowings for the next five years is as follows:

Year	Amount
2002	$ 486,093
2003	5,719
2004	6,011
2005	6,319
2006	6,642
2007 and thereafter	276,739
	$ 787,523

Note 11. Commitments and Contingencies

At December 31, 2001 and 2000, the Bank maintained required reserve balances with the Federal Reserve Bank of Richmond approximating $1,061,000 and $940,000, respectively. The Bank does not earn interest on such reserve balances.

Litigation: The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of counsel, the outcome of these matters will not have a significant adverse effect on the Company.

Financial Instruments With Off-Balance-Sheet Risk: The subsidiary bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk	Contract Amount 2001	Contract Amount 2000
Commitments to extend credit	$ 20,977,493	$ 16,544,127
Standby letters of credit	426,647	167,452
	$ 21,404,140	$ 16,711,579

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. These letters of credit are generally uncollateralized.

Note 12. Shareholders' Equity and Restrictions on Dividends

The primary source of funds for the dividends paid by Citizens Financial Corp. is dividends received from its banking subsidiary, Citizens National Bank. Dividends paid by the subsidiary bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the Office of the Comptroller of the Currency if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years. During 2002, the net retained profits available for distribution to Citizens Financial Corp. as dividends without regulatory approval approximate $1,924,819 plus net income of the subsidiary bank for the interim periods through the date of declaration.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are presented in the following table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	**$ 19,618**	**16.40%**	**$ 9,567**	**8.00%**	**$ 11,959**	**10.00%**
Tier I Capital (to Risk Weighted Assets)	**18,220**	**15.24**	**4,784**	**4.00**	**7,176**	**6.00**
Tier I Capital (to Average Assets)	**18,220**	**10.99**	**6,630**	**4.00**	**9,944**	**6.00**
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)	$ 18,351	17.25%	$ 8,508	8.00%	$ 10,635	10.00%
Tier I Capital (to Risk Weighted Assets)	17,200	16.17	4,254	4.00	6,381	6.00
Tier I Capital (to Average Assets)	17,200	11.46	6,006	4.00	9,009	6.00

Note 13. Fair Value of Financial Instruments

The following summarizes the methods and significant assumptions used by the Company in estimating its fair value disclosures for financial instruments.

Cash and due from banks: The carrying values of cash and due from banks approximate their estimated fair values.

Federal funds sold: The carrying values of federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. noninterest bearing checking, NOW, Super NOW), money market, savings and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Off-balance-sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

The carrying values and estimated fair values of the Company's financial instruments are summarized below:

	December 31, 2001		December 31, 2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and due from banks	**$ 4,734,676**	**$ 4,734,676**	$ 4,540,327	$ 4,540,327
Securities available for sale	**48,964,467**	**48,964,467**	42,337,429	42,337,429
Loans	**107,074,843**	**111,578,178**	101,032,931	96,780,225
Accrued interest receivable	**1,208,222**	**1,208,222**	1,214,805	1,214,805
Total	**$ 161,982,208**	**$ 166,485,543**	$ 149,125,492	$ 144,872,786
Financial liabilities:				
Deposits	**$ 131,751,935**	**$ 132,740,001**	$ 121,518,871	$ 121,517,690
Short-term borrowings	**13,921,675**	**13,921,675**	12,366,699	12,366,699
Long-term borrowings	**787,523**	**787,523**	867,686	867,686
Accrued interest payable	**405,184**	**405,184**	400,399	400,399
Total	**$ 146,866,317**	**$ 147,854,383**	$ 135,153,655	$ 135,152,474

Note 14. Condensed Financial Statements of Parent Company

Information relative to the Parent Company's balance sheets at December 31, 2001 and 2000, and the related statements of income and cash flows for the years ended December 31, 2001, 2000 and 1999, are presented below.

	December 31,	
Balance Sheets	**2001**	**2000**
Assets		
Cash	**$ 5,333**	$ 6,265
Investment in subsidiaries	**19,012,715**	17,383,907
Due from subsidiary	**4,299**	—
Total assets	**$ 19,022,347**	$ 17,390,172
Shareholders' equity		
Common stock, $2.00 par value, 2,250,000 shares authorized; issued 750,000 shares	**$ 1,500,000**	$ 1,500,000
Additional paid-in capital	**2,100,000**	2,100,000
Retained earnings	**16,890,758**	15,830,556
Accumulated other comprehensive income	**606,155**	(15,817)
Treasury stock at cost, 101,127 and 99,388 shares, respectively	**(2,074,566)**	(2,024,567)
Total shareholders' equity	**$ 19,022,347**	$ 17,390,172

	For the Years Ended December 31,		
Statements of Income	**2001**	**2000**	**1999**
Income - dividends from subsidiary bank	**$ 902,599**	$ 976,360	$ 989,047
Expenses - operating	**4,700**	4,300	4,400
Income before equity in undistributed income of subsidiary bank	**897,899**	972,060	984,647
Equity in undistributed income of subsidiary bank	**1,006,836**	917,183	116,010
Net income	**$ 1,904,735**	$ 1,889,243	$ 1,100,657

	For the Years Ended December 31,		
Statements of Cash Flows	**2001**	**2000**	**1999**
Cash Flows from Operating Activities			
Net income	**$ 1,904,735**	$ 1,889,243	$ 1,100,657
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary bank	**(1,006,836)**	(917,183)	(116,010)
Increase in amount due from subsidiary	**(4,299)**	—	—
Cash provided by operating activities	**893,600**	972,060	984,647
Cash Flows from Investing Activities			
Investment in insurance subsidiary	—	(7,100)	—
Cash used in investing activities	—	(7,100)	—
Cash Flows from Financing Activities			
Dividends paid to shareholders	**(844,533)**	(781,434)	(723.211)
Acquisition of treasury stock	**(49,999)**	(180,985)	(260,688)
Cash used in financing activities	**(894,532)**	(962,419)	(983,899)
Increase/(decrease) in cash	**(932)**	2,541	748
Cash:			
Beginning	**6,265**	3,724	2,976
Ending	**$ 5,333**	$ 6,265	$ 3,724

ARNETT & FOSTER
Accountants & Consultants
P.L.L.C.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Citizens Financial Corp.
and Subsidiaries
Elkins, West Virginia

We have audited the accompanying consolidated balance sheets of Citizens Financial Corp. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Corp. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

ARNETT & FOSTER, P.L.L.C.

Arnett & Foster, P.L.L.C

Charleston, West Virginia
January 11, 2002

Officers

CITIZENS FINANCIAL CORP.

MAX L. ARMENTROUT
Chairman of the Board

ROBERT J. SCHOONOVER
President and Chief Executive Officer

THOMAS K. DERBYSHIRE, CPA
Vice President and Treasurer

RAYMOND L. FAIR
Vice President

LEESA M. HARRIS
Secretary

CITIZENS NATIONAL BANK

ADMINISTRATION

ROBERT J. SCHOONOVER
President and Chief Executive Officer

JOHN F. HARRIS
Senior Vice President

WILLIAM T. JOHNSON, JR.
Executive Vice President/Cashier

CARRIE L. FINK
Executive Secretary

CAROLYN L. KORNTOP
Vice President and Compliance/CRA Officer

OPERATIONS

SHERRI E. MARSTILLER
Vice President/Operations

BRADLEY W. HAMMOND
Assistant Vice President / EDP Technology Manager

MOLLY A. PAINTER
Assistant Vice President/Bookkeeping Manager

AUDITING

BELINDA J. CLEVENGER
Auditor

ACCOUNTING & FINANCE

THOMAS K. DERBYSHIRE, CPA
Vice President/Chief Financial Officer

NICOLE D. MCKISIC
Controller

FINANCIAL SALES & SERVICES

ROBERT E. COWGILL
Business Development Officer

BRENDA SCHMIDLEN
IRA/Insurance Sales Manager
Bank Secrecy/Security Officer

TRUST SERVICES

LEESA M. HARRIS
Vice President and Trust Officer

HUMAN RESOURCES

CARLA R. FISHER
Assistant Vice President/Human Resources

LOANS

CAROLYN A. KERENS
Vice President/Sr. Loan Officer - Mortgage Loans

LINDA K. SMITH
Assistant Vice President/Loan Officer - Consumer Loans

FRANKLIN W. HINZMAN
Assistant Vice President/Loan Officer - Commercial Loans

THOMAS L. REXRODE
Loan Officer - Mortgage Loans

JEFFREY S. NIDA
Loan Officer - Consumer Loans

ROMA D. SUMMERFIELD
Loan Officer - Mortgage Loans

DONALD E. FASIG, II
Collection Manager

TRACI WILSON
Mortgage Executive

MARKETING

KATHY K. LEOMBRUNO
Assistant Vice President/Marketing

TUCKER COUNTY BRANCH

D. RANDALL MOORE
Assistant Vice President/ Branch Manager

A. YVONNE PARSONS
Assistant Branch Manager

CLARA L. MASON
Loan Officer

DEBORAH T. RITTER
Loan Officer

PETERSBURG BRANCH

PAUL A. LEATHERMAN
Branch Manager

DEBRA N. COSNER
Assistant Branch Manager

SNOWSHOE BRANCH

JAMES E. CUTLIP
Branch Manager

JOHN O. STEWART
Assistant Branch Manager

Board of Directors

CITIZENS FINANCIAL CORP.

ROBERT NORMAN ALDAY
President, Phil Williams Coal Company

MAX L. ARMENTROUT
President and Chairman of the Board,
Laurel Lands Corp.

WILLIAM J. BROWN
President, Hess Oil Co., Inc.;
Co-Owner, Elkins Builders Supply, LLC

EDWARD L. CAMPBELL
Retired, Campbell's Market

RAYMOND L. FAIR
Semi-retired, Attorney at Law

JOHN F. HARRIS
Senior Vice President, Citizens National Bank;
Retired, Transportation Industry

CYRUS K. KUMP
President, Kump Enterprises;
Kerr Real Estate

ROBERT J. SCHOONOVER
President and Chief Executive Officer,
Citizens National Bank

L. T. WILLIAMS
Retired, Elkins Builders Supply, LLC

PAUL J. JOSEPH
Director Emeritus

CITIZENS NATIONAL BANK

MAX L. ARMENTROUT
President and Chairman of the Board,
Laurel Lands Corp.

WILLIAM J. BROWN
President, Hess Oil Co., Inc.;
Co-Owner, Elkins Builders Supply, LLC

EDWARD L. CAMPBELL
Retired, Campbell's Market

RAYMOND L. FAIR
Semi-retired, Attorney at Law

JOHN F. HARRIS
Senior Vice President, Citizens National Bank;
Retired, Transportation Industry

DICKSON W. KIDWELL
President, Kidwell Auto Parts

CYRUS K. KUMP
President, Kump Enterprises;
Kerr Real Estate

FRANKLIN M. SANTMYER, JR.
President, Wil-Ken, Inc.;
President, Gino's Pizza of Elkins;
Managing Partner, Elkins Builders Supply, LLC.

ROBERT J. SCHOONOVER
President and Chief Executive Officer,
Citizens National Bank

THOMAS A. WAMSLEY
Cattleman; Co-Owner, C&J Dairy King

L. T. WILLIAMS
Retired, Elkins Builders Supply, LLC

C. CURTIS WOODFORD
President, Woodford Oil Company

JOHN A. YEAGER, CPA
Controller, Newlon's International Sales, LLC

PAUL J. JOSEPH
Director Emeritus

Annual Meeting

The annual meeting of the shareholders of Citizens Financial Corp. will be held at the Citizens National Bank office, 211-213 Third Street, Elkins, WV at 11:00 a.m., April 20, 2002.

Form 10-K

Copies of Citizens Financial Corp.'s Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained by writing:

Thomas K. Derbyshire, Vice President and Treasurer
Citizens Financial Corp.
P. O. Box 1519
Elkins, WV 26241-1519

Legal Counsel:
Busch and Talbott, John Busch, Esq.

Auditors:
Arnett & Foster, P.L.L.C.
Accountants and Consultants
Charleston, WV

